UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
    - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Elemeno Health, Inc.

Legal status of issuer

   Form
   C-Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   January 29, 2016

Physical address of issuer
2910 Ford Street, Oakland, CA, 94601

Website of issuer
https://www.elemenohealth.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 30, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
15

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$542,491	$395,040
Cash & Cash Equivalents	$251,727	$326,524
Accounts Receivable	$214,142	$12,500
Short-term Debt	$12,268	-
Long-term Debt*	$1,509,807	$702,726
Revenues/Sales	$603,763	$231,233
Cost of Goods Sold	$196,583	$11,828
Taxes Paid	$800.00	$800.00
Net Income	$(1,117,452)	$(1,308,443)

* Note that Long-Term Debt does not include accounts payable and other current liabilities.
** The only taxes paid by the Company are California Minimum Franchise Tax. The Company's tax returns have not been filed for 2019.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Arup Roy-Berman
_____
(Signature)

Arup Roy-Burman
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Arup Roy-Berman
_____
(Signature)

Dr. Arup Roy-Burman
_____
(Name)

Director
_____
(Title)

July 17, 2020
_____
(Date)

/s/Ted Ridgway
_____
(Signature)

Ted Ridgway
_____
(Name)

Director
_____
(Title)

July 17, 2020
_____
(Date)

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)

July 17, 2020

Elemeno Health, Inc.



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Elemeno Health, Inc. ("**Elemeno Health**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C/A (this **"Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by April 30, 2021 (the "**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.elemenohealth.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/elemeno-health

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Elemeno Health, Inc. is a Delaware corporation, incorporated on January 29, 2016.

The Company is located at 2910 Ford Street, Oakland, CA, United States.

The Company's website is https://www.elemenohealth.com.

The Company conducts business in all 50 states of the United States with potential expansion to Canada and the United Kingdom.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/elemeno-health and is attached as Exhibit D to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	$25,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000[*]
Maximum amount of Units of Crowd SAFEs being offered	$1,070,000
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	1,070,000[*]
Purchase price per Security	$1.00 per Unit
Minimum Individual Purchase Amount	$100[+]
Offering deadline	April 30, 2021
Use of proceeds	See the description of the use of proceeds on page 19 hereof.
Voting Rights	See the description of the voting rights on page 30.

[*]The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2.0% of the Securities issued in this Offering.

[+] The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Offering

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "**Securities Act**"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business day's notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity

holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders will be required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of the Crowd SAFE may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Crowd SAFE will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the equity securities acquired upon conversion of the Crowd SAFE.

Equity securities issued upon conversion of the Crowd SAFE may be substantially different from other equity securities offered or issued at the time of conversion.

The Company may issue to converting Crowd SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to Crowd SAFE purchasers upon the conversion of the Crowd SAFE will be distinct from the equity securities issued to new purchasers in at least the following respects - to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting Crowd SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Purchasers of the Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore potential purchasers should not assume that they are guaranteed a return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.

The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Point-of-care microlearning, as a service. The Elemeno platform provides "just-in-time" training and team-based communication, enabling frontline nurses, doctors, and staff to access interactive guidelines, smart checklists and concise how-to videos, on-demand, 24/7. Complicated best practices are simplified into bite-sized learning. Social and "gamification" elements included in the platform enable frontline teams and management to give each other recognition and hold friendly departmental challenges. The platform connects departmental knowledge point-to-point with frontline staff across the organization. Through end-user analytics, institutional administration and leadership are able to gain deep insight into caregiver behavior and practice effectiveness. Increased practice consistency results in higher patient safety, labor savings, and improved outcomes. Sharing tools allow managers in different hospital to learn from one another, accelerating knowledge spread across the industry.

Business Plan

Elemeno's go-to-market is based upon a land-and-expand strategy. All facilities using Elemeno have been renewing, with many additionally expanding. Clients are happy to share their experiences with others. Elemeno's growth to date has been direct sales, without a marketing program. To increase landings, we will launch a comprehensive marketing program, leveraging our current client experiences and success stories through content marketing targeting our buyer personas. In parallel, we will develop channel partners (e.g., professional organizations, consulting firms, device and pharma, nurse staffing companies). In the near term, this marketing program and associated expansion of sales capabilities will drive our COVID-19 frontline readiness solution, to maximize quick landings in new clients with a focused high-value use-case. As COVID-19 slows, the sales team will increase focus on expansion of established clients, leveraging internal client success stories to extend Elemeno into additional departments within the same client, or to partner institutions within their same hospital system.

The Company's Products and/or Services

Product / Service	Description	Current Market
Elemeno	First business-to-business ("B2B") software as a service ("SaaS") microlearning as a service, for the point-of-care.	Healthcare organizations across the continuum of care. Ambulatory clinic systems, hospitals, emergency departments, medical transport, post-acute care (e.g., nursing homes, hospice, home care). .

Competition

Our primary competitor is the status quo -- an analog system of team-based binders, fliers, emails, and staff meetings. Our primary indirect competitors are Learning Management Systems ("LMS") such as Healthstream and Cornerstone, as well as Best Practice Libraries ("BPL") such as Lippincott, Elsevier, and UpToDate. Both systems are designed for regulatory and compliance purposes. Elemeno is purpose-built to provide point-of-care support for frontline teams and their managers (e.g., natural clinical workgroups) and thus decentralizes control to each workgroup's leadership. Unlike LMS solutions and BPLs, Elemeno is designed to be mobile-friendly and readily accessible at the point of care. Elemeno makes it is simple to create and disseminate user-generated content with no need for IT support.

Customer Base

We sell our SaaS solution business-to-business. Our clients are outpatient clinics, hospitals, emergency departments, medical transport systems, and post-acute care facilities such as nursing homes, hospice, home care. We sell our SaaS solutions to operational leadership executives in these organizations. Our users include departmental managers, directors, educators, and frontline staff such as nurses, therapists, and doctors. Users range in age from Baby-Boomers to Post-Millennials.

Intellectual Property

Through a licensing agreement with University of California San Francisco ("UCSF"), Elemeno has the exclusive right to commercialize the initial know-how of CEO, Dr. Arup Roy-Burman, based on his work at UCSF prior to founding Elemeno. The Company currently has no registered or provisional patents or trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Sales and Marketing *	63.00%	$15,750	63.00%	$674,100
Research and Development*	31.00%	$7,750	31.00%	331,700
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

* We plan to use proceeds for sales and marketing purposes, including: (i) hiring a director of marketing and a sales team, (ii) purchasing and implementing a marketing automation system; (iii) hiring client success personnel; and (iv) research & development relating to self-service content creation tools and automated content sharing, and a freemium version of the application. Our priority market niche for Q2 2020 is COVID-19 readiness across healthcare systems.

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dr. Arup Roy-Burman	CEO, Director	CEO, Elemeno Health; ICU Medical Director and Pediatric critical care specialist at UCSF Benioff Children's Hospital Pediatric Intensive Care Unit	M.D., University of California, San Francisco B.A., University of California, Berkeley
Ted Ridgway	Director	Director, Elemeno Health; General Partner, Launchpad Digital Health	M.B.A, University of California, Los Angeles B.A., University of North Carolina at Chapel Hill

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has fifteen (15) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	12,780,388 shares
Par Value per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 70%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 3,458,000 RSUs and options and an additional 422,000 options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options, the common stock would account for approximately 75% of the Company's total ownership.

Type of security	Series Seed Preferred Stock
Amount outstanding	5,463,693 shares
Par Value per Share	$0.001
Voting Rights	Yes, the holders of the Company's preferred stock vote on certain matters before the holders of common stock as set forth in the Company's Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	Yes, the holders of the Company's preferred stock are entitled to certain anti-dilution protections as set forth in the Company's Amended and Restated Certificate of Incorporation.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	At some point in the future, the Board of Directors may decide to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 30%*

* Percentage ownership does not include shares reserved for issuance under the company's stock option plan or the issued restricted stock units ("RSUs") and stock options. The Company has issued 3,458,000 RSUs and options and an additional 422,000 options are reserved under the Company's stock incentive plan. Assuming issuance and exercise of all such RSUs and options and conversion of preferred stock into common stock, the preferred stock would account for approximately 25% of the Company's total ownership.

Type of security	Simple Agreement for Future Equity ("2020 SAFE")
Issue Date	March 2020 – May 2020
Amount Outstanding / Face Value *	$937,687
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$12,000,000 Valuation Cap / 15% Discount
Conversion Terms	If there is an equity financing during the term of the 2020 SAFE, the 2020 SAFE will automatically convert into the number of 2020 SAFE Preferred Stock equal to the purchase amount of the 2020 SAFE divided by the valuation cap divided by the Company's capitalization prior to the equity financing. If there is a liquidity event during the term of the 2020 SAFE, the 2020 SAFE will automatically convert into the greater of the purchase amount of the 2020 SAFE and the amount payable on the number of shares of the Company's common stock equal to the purchase amount of the 2020 SAFE divided by the quotient of the pre-money valuation cap and the valuation of the Company immediately prior to the liquidity event.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 7.81% *

* The Company sold an additional $462,687 of 2020 SAFEs between the date on which the Form C was filed and the date of this Form C/A.

** Percentage ownership assumes conversion of 2020 SAFEs into preferred stock with a 1:1 conversion ratio at a $12,000,000 valuation.

Type of security	Simple Agreement for Future Equity ("2020 SAFE II")
Issue Date *	April 2020 – June 2020
Amount Outstanding / Face Value	$600,000
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	$12,000,000 Valuation Cap
Conversion Terms	If there is an equity financing during the term of the 2020 SAFE II, the 2020 SAFE II will automatically convert into the number of 2020 SAFE II Preferred Stock equal to the purchase amount of the 2020 SAFE II divided by the valuation cap divided by the Company's capitalization prior to the equity financing. If there is a liquidity event during the term of the 2020 SAFE II, the 2020 SAFE II will automatically convert into the greater of the purchase amount of the 2020 SAFE II and the amount payable on the number of shares of the Company's common stock equal to the purchase amount of the 2020 SAFE II divided by the quotient of the pre-money valuation cap and the valuation of the Company immediately prior to the liquidity event.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 5% *

*   The Company sold an additional $600,000 of 2020 SAFE IIs between the date on which the Form C was filed and the date of this Form C/A.

**   Percentage ownership assumes conversion of 2020 SAFE II into preferred stock with a 1:1 conversion ratio at a $12,000,000 valuation.

Type of security	Convertible Security ("YC Convertible")
Issue Date	June 8, 2016
Amount Outstanding / Face Value	$19,935.49
Voting Rights	None
Anti-Dilution Rights	None
Materials Terms	No valuation cap or discount rate
Conversion Terms	The YC Convertible will convert into preferred stock upon the closing of an equity financing of at least $5,000,000 (or such lesser amount as the holder may approve in writing), and shall convert into the same class of preferred stock at the same price and on the same terms as are offered to the investors in such equity financing.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 0.166% *

* Percentage ownership assumes conversion of YC Convertible into preferred stock with a 1:1 conversion ratio at a $12,000,000 valuation.

The Company has the following debt outstanding:

Type of debt	Convertible Note (2018-2019)
Issue Date	May 2018 – October 2019
Amount outstanding	$1,347,936.24
Interest Rate	3% per annum
Material Terms	$10,000,000 Valuation Cap / 20% Discount
Maturity	3 years from date of issuance
Conversion Terms	Upon closing a qualified financing or voluntary conversion by the holder, Convertible Note shall convert automatically into preferred stock with the same rights as the preferred stock issued in such financing; Upon a change of control, at the holder's election, Convertible Note will convert into shares of the Company's capital stock having equivalent rights to the most senior class of the Company's authorized capital stock; If not converted prior to the maturity date, Convertible Note will convert into common stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.48%*

* Percentage ownership assumes conversion of Convertible Note into common stock at $10,000,000 valuation cap.

Type of debt	Convertible Security (Dreamit Ventures LLC)
Issue Date	February 12, 2020
Amount outstanding	$150,000
Interest Rate	0%
Material Terms	$10,000,000 Valuation Cap Additional Purchase Right to invest an additional $500,000 or less in any financing round that takes place prior to July 31, 2020.
Maturity	3 years from date of issuance
Conversion Terms	*Mandatory Conversion:* Upon the closing of any equity financing, the convertible note will automatically convert in to the same class of shares as the Company issues in such equity financing at the same price of such offering, subject to a $10,000,000 valuation cap. *Optional Conversion:* Prior to any liquidity event or qualified financing, the holder of the convertible note may elect to convert all or a portion of this convertible note into equity securities on the same terms as such transaction.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.5%

* Percentage ownership assumes conversion of Convertible Security in equity at a $10,000,000 valuation cap.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Dr. Arup Roy-Burman	6,000,000 shares of common stock	32.89%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Elemeno Health, Inc. (the "**Company**") was incorporated on January 29, 2016 under the laws of the State of Delaware, and is headquartered in Oakland, California. The Company offers a software-as-a-service ("SaaS") that provides a point-of-care microlearning solution for front-line medical professionals.

Cash and Cash Equivalents
The Company considers cash and undeposited funds as cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2019 respectively, the Company had $326,524 and $251,727 on hand.

As of June 30, 2020, the Company had $1,528,787.92 in aggregate cash and cash equivalents, leaving the Company with approximately fourteen (14) months of runway.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

With the exception of the Company's current revenue of $108,000 per month, the Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and the Concurrent Offering described in The Offering section of this Form C/A.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps that the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	$866,393.93	5,463,693 shares of Preferred Stock	Working capital and product development	September 2017 – December 2017	Reg D 506(b)
SAFE (2016-2017)	$770,000.00	19 SAFEs	Working capital and product development	June 2016 – August 2017	Reg D 506(b)
Convertible Note	$1,497,936.24	15 Convertible Notes	Working capital and product development	April 2017 – October 2019	Reg D 506(b)
Convertible Security	$19,935.49	1 Convertible Security	Working capital and product development	June 2016	Reg D 506(b)
2020 SAFE	$937,687.00	7 SAFEs	Sales and marketing, research and development	March 2020 – May 2020	Reg D 506(b)
2020 SAFE II	$600,000.00	6 SAFEs	Sales and marketing, research and development	April 2020 – June 2020	Reg D 506(b)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000 of worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $1,070,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by April 30, 2021 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company is concurrently undertaking to raise an additional $1,200,000 pursuant to Regulation D Rule 506(b) by offering to sell up to $1,200,000 of SAFE securities to accredited investors outside of this Offering under similar terms as the Crowd SAFE Units of SAFE offered in this Offering with a $12,000,000 valuation cap (the "Concurrent Offering"). With respect to the Concurrent Offering, $600,000 has already been funded and the Company has received commitments from investors for the remaining $600,000.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Target Offering Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this and the Crowd SAFE instrument attached as Exhibit E, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 22,739,906 shares of common stock, par value of $0.001 per share, of which 18,244,081 common shares will be issued and outstanding, and 6,079,518 shares of Preferred Stock, par value of $0.001 per share of which 5,463,693 are issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not have the right to vote on any matters except as required by law, (2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and (3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**") :

(a) if the pre-money valuation of the Company immediately prior to the first Equity Financing is less than or equal to $12,000,000, the lowest price per share of the equity securities sold in the first Equity Financing;

OR

(b) if the pre-money valuation of the Company immediately prior to the first Equity Financing is greater than the $12,000,000, the quotient of $12,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

If the Securities are not converted in connection with first Equity Financing, the more preferable Conversion Price will be deemed the first equity financing price (the "**First Equity Financing Price**").

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $12,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

Elemeno Health, Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Elemeno Health, Inc.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 1, 2020

To: Board of Directors of Elemeno Health, Inc.
        Attn: Scott Cohen, COO

Re: 2018 and 2019 Financial Statement Review
        Elemeno Health, Inc.

We have reviewed the accompanying financial statements of Elemeno Health, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop LLC
A New Jersey CPA Company

Elemeno Health Inc.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

	2019	2018
ASSETS		
Current Assets		
Cash	$ 251,727	$ 326,524
Accounts Receivable	$ 214,142	$ 12,500
Prepaid Expenses	$ 36,984	$ 30,929
Fixed Assets	$ 13,024	$ 12,081
Other Assets	$ 26,614	$ 13,006
TOTAL ASSETS	**$ 542,491**	**$ 395,040**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 13,352	$ 13,530
Credit Cards	$ 12,268	$ -
Other Current Liabilities	$ -	$ -
Payroll Liabilities	$ 46,209	$ 80,209
Accrued Liabilities	$ 70,834	$ 4,702
Deferred Revenue	$ 344,139	$ 89,470
Total Current Liabilities	**$ 486,802**	**$ 187,912**
Long-Term Liabilities	$ -	$ -
SAFE Convertible Note	$ -	$ -
2018 Convertible Notes	$ 723,808	$ 702,726
2019 Convertible Notes	$ 785,999	$ -
Total Long-Term Liabilities	**$ 1,509,807**	**$ 702,726**
Total Liabilities	**$ 1,996,609**	**$ 890,638**
Equity		
SAFE Notes	$ 20,000	$ 20,000
Preferred Stock (6,079,518 shares authorized; 5,463,693 issued and outstanding at 12/31/2019)	$ 1,636,394	$ 1,636,394
Common Stock (22,739, 906 shares authorized; 12,780,388 issued and outstanding at 12/31/2019)	$ 2,819	$ 2,869
CS - Additional Paid in Capital	$ 41,571	$ 41,571
Additional Paid in Capital - Stock Options	$ 400,724	$ 241,742
Retained Earnings	$ (3,555,626)	$ (2,438,175)
Total Equity	**$ (1,454,118)**	**$ (495,598)**
TOTAL LIABILITIES AND EQUITY	**$ 542,491**	**$ 395,039**

The accompanying notes are an integral part of these financial statements.

Elemeno Health Inc.
INCOME STATEMENT
As of December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenue	$ 603,763	$ 231,233
SaaS	$ 441,235	$ 168,242
Consulting	$ 124,529	$ 2,991
Implementation	$ 38,000	$ 60,000
Cost of Sales	**$ 196,583**	**$ 11,828**
Gross Profit	**$ 407,181**	**$ 219,405**
Selling, General & Administrative	**$ 1,475,257**	**$ 1,516,247**
R&D Expenses	$ 3,727	$ 82,175
R&D Employees	$ 78,412	$ 123,856
R&D Contractors	$ 4,335	$ 18,748
Research & Development	**$ 86,474**	**$ 224,778**
S&M Expenses	$ 186,598	$ 40,237
S&M Employees	$ 216,352	$ 22,170
S&M Contractors	$ -	$ 9,820
Sales & Marketing	**$ 402,950**	**$ 72,227**
G&A Expenses	$ 239,207	$ 470,914
G&A Employees	$ 737,316	$ 738,842
G&A Contractors	$ 9,310	$ 9,487
General & Administrative	**$ 985,833**	**$ 1,219,243**
EBITDA	**$(1,068,077)**	**$(1,296,843)**
Net other income	$ (49,375)	$ (11,601)
Net Income	**$(1,117,452)**	**$(1,308,443)**

The accompanying notes are an integral part of these financial statements.

Elemeno Health Inc.
STATEMENT OF STOCKHOLDERS EQUITY
As of December 31, 2019 and 2018
(Unaudited)

	Common Stock (Shares)	Common Stock (Value)	Additional Paid in Capital	Additional Paid in Capital - Stock Options	Preferred Stock (Shares)	Preferred Stock (Value)	SAFE Notes	Retained Earnings	Total Shareholders' Equity
Balance January 2018	**12,545,388**	**1,068**	**2,572**	**53,750**	**5,463,693**	**1,636,394**	**20,000**	**(1,129,732)**	**584,053**
Net Loss								(1,308,443)	(1,308,443)
Issuance of Common Stock	735,000	1,801	38,999						40,800
Stock Option Compensation				187,992					187,992
Balance December 31, 2018	**13,280,388**	**2,869**	**41,571**	**241,742**	**5,463,693**	**1,636,394**	**20,000**	**-2,438,175**	**-495,598**
Net Loss								(1,117,452)	(1,117,452)
Treasury Stock	(500,000)	(50)							(50)
Stock Option Compensation				158,982					158,982
Balance December 31, 2019	**12,780,388**	**2,819**	**41,571**	**400,724**	**5,463,693**	**1,636,394**	**20,000**	**-3,555,626**	**-1,454,118**

The accompanying notes are an integral part of these financial statements.

Elemeno Health Inc.
STATEMENT OF CASH FLOWS
As of December 31, 2019 and 2018
(Unaudited)

	2019	2018
OPERATING ACTIVITIES		
Net Income	(1,117,452)	(1,308,443)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(201,642)	19,000
Prepaid Expenses	(6,055)	2,041
Accumulated Depreciation	6,876	4,088
Amortization	8,958	500
Accounts Payable	(178)	(7,290)
Credit Card Liability	12,268	
Payroll Liabilities	(34,000)	(8,409)
Accrued Liabilities	66,132	4,175
Deferred Revenue	254,669	33,120
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**107,028**	**47,226**
Net cash provided by operating activities	**(1,010,424)**	**(1,261,218)**
INVESTING ACTIVITIES		
Computer Equipment	(7,818)	(11,425)
Intellectual Property	(22,500)	
Security Deposits		(1,125)
Accrued Interest on Promissory Notes	(67)	(35)
Promissory Notes		(6,600)
Net cash provided by investing activities	**(30,385)**	**(19,185)**
FINANCING ACTIVITIES		
Increase in Convertible Notes	807,080	702,726
Increase in Common Stock	158,982	228,792
Increase in Treasury Stock	(50)	
Net cash provided by financing activities	**966,012**	**931,518**
Net cash increase for period	**(74,797)**	**(348,884)**
Cash at beginning of period	326,524	675,408
Cash at end of period	**251,727**	**326,524**

The accompanying notes are an integral part of these financial statements.

Elemeno Health Inc.

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019
Unaudited

NOTE 1 - NATURE OF OPERATIONS

Elemeno Health Inc. (which may be referred to as the "Company," "we," "us," or "our") provides a platform for custom point-of-care microlearning for healthcare professionals.

Since inception, the Company has relied on raising capital and revenue-producing activities to fund its operations.

During the next 12 months, the Company intends to fund its operations with funding from investors and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The company's founders have a high level of confidence in our fundraising plan, and the company can fall back to a "low burn" mode where we drastically reduce salary expense.

The Company incorporated on January 29, 2016 in the State of Delaware. The Company is headquartered in Oakland, CA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates could occur in the near term.

Risks and Uncertainties

As of December 31, 2019, the Company is operating as a going concern.

The Company has limited operating capital. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Adverse conditions may include: recession, downturn or otherwise, local competition or changes in regulations. These adverse conditions could affect the Company's financial condition and the results of its operations. See Note 8 for additional information.

While the Company has evidence of returning customers, churned customers present a risk due to the high customer acquisition cost and the sales amount relative to total sales.

Cash and Cash Equivalents

The company considers cash and undeposited funds as cash and cash equivalents.
Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2019 respectively, the Company had $326,524 and $251,727 on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms according to a signed agreement, primarily requiring payment. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice.

The company's customer base consists of hospitals. Due to the nature of their customers, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any write-downs in its accounts receivable balances.

As of December 31, 2019, the outstanding receivables were $214,142, approximately $156,000 of which were from one customer and subsequently collected in January 2020.

Property and Equipment

Property and equipment are recorded at cost. The threshold for recording an asset is $1,000.

Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resulting gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on the useful lives of the assets of three years.

Impairment will be assessed whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The Company had no impairment as of December 31, 2019.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no income tax provision for the Company for the period from inception through December 31, 2019, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company has three revenue streams.
- Recurring sales is recognized ratably over the service period beginning with completion of the implementation.
- Consulting fees are recognized in the month the services are provided.
- Implementation fees are recognized upon completion of the implementation.

The Company began recognizing sales in 2017.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company expenses software development costs as they are incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB" issued Accounting Standards Update ("ASU" No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for non public entities in 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation.

The Company has filed a tax return for each year of its operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its Officers.

NOTE 5 – SIMPLE AGREEMENT FOR FUTURE EQUITY ("SAFE") AND CONVERTIBLE NOTES

The Company issued $790,000 in SAFEs in 2016 and 2017. $770,000 of those SAFEs converted to preferred stock in September 2017 according to the SAFE agreement, which states that the Company agrees to sell and the investors agree to purchase the shares as per agreement at a cash purchase price of $0.4281; $20,000 remains outstanding.

The Company issued $692,936 of Convertible Notes in 2018 accruing interest at 3% per annum. Total accrued interest is $30,578 as of 12/31/19.

Upon the closing of a Qualified Financing (defined as an equity financing with gross proceeds of at least $1,000,000), the holder shall be entitled to convert the Note, at the Conversion Value, 80% of the cash price per share paid for the Financing Preferred Stock. The same is true if the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the Notes remain outstanding.

The Company issued $775,000 Convertible Notes in 2019 accruing interest at 3% per annum. Total accrued interest is $10,999 as of 12/31/19.

Upon the closing of a Qualified Financing (defined as an equity financing with gross proceeds of at least $1,000,000), the holder shall be entitled to convert the Note, at the Conversion Value, 80% of the cash price per share paid for the Financing Preferred Stock. The same is true if the Company undergoes a change of control, defined as a majority of outstanding equity shares being sold to parties other than the current stockholders, while the Notes remain outstanding.

NOTE 7 – STOCK BASED COMPENSATION

Stock Option Plan

In 2017, the Company adopted an equity incentive plan ("2017 Equity Incentive Plan") which permits the grant or option of shares to its employees for up to 3,950,000 shares of common stock.

The Company believes that such awards will help the Company attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to Employees, Directors and Consultants, and promote the success of the Company's business

Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years with some exceptions that are on a shorter vesting plan, ranging from 9 months to 3 years.

As of December 31, 2019, the Company had offered to issue options to purchase 3,338,000 shares of the Company's common stock at fair value as of the date of grant. The exercise price ranges from $0.06 to $0.08.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016.

The Company's ability to continue is dependent upon management's plan to raise additional funds and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 - SUBSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 1, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.





Republic

Company Name   Elemeno Health

Logo



Headline   Empowering staff at the point of care: Improving safety, and fighting COVID

Cover photo

Republic — where anyone can invest in startups



Hero Image



Tags

Y Combinator, Minority Founders, Healthcare, B2B, SAAS

Pitch text

Summary

- Microlearning safety solution: elevate quality, empower staff, engage teams
- Supporting frontline teams in the fight against COVID-19 nationwide
- $900K+ in revenue to date | $8.3M+ projected annual revenue by 2022
- $2.9M in funding, including Launchpad Digital Health & Y Combinator (S16)
- $2B addressable market in clinical operations alone

- Multiple award-winner | Partnerships with 10+ hospitals across the US

Problem

Healthcare is moving fast—we need to move faster

We expect our doctors and nurses to deliver the best care possible, but medical practices are constantly changing. This is the knowledge-practice gap, and we have been closing it for our clients for three years.

With COVID-19, change is moving even faster-- from national guidelines, to regional resources, to hospital-specific workflows. The information explosion is happening across the globe now, and none of it is organized-- except at our clients. Traditional staff meetings, group emails and bloated reports do not work, especially in the context of media noise. Staff are anxious and feel inadequately prepared. Patient care is inconsistent. Frontline staff are falling ill. As the surge is hitting, our healthcare workforce is straining. The world needs Elemeno now.

Institutional **Knowledge**

Frontline **Practice**

"It's impossible to remember every procedure and protocol" -- *ICU Nurse*

The knowledge-practice gap is the root cause of

Stress and Burnout

$4.6 Billion / Year in the US

Medical Errors

#3 Cause of Death in the US

Republic — where anyone can invest in startups

Waste

> $100 Billion / Year in the US

Solution

Elemeno Health: Delivering information at the point of care

Elemeno Health is a team-based medical information platform-- a personal assistant for doctors and nurses. **Team communication** and **point-of-care training** are essential to keeping our healthcare workforce healthy and ready to meet the COVID surge. With Elemeno, frontline staff can access the most current practices, checklists, and videos needed to deliver the best care possible, and to stay safe. We launched Elemeno 3 years ago to improve practice consistency and reduce medical errors. We have fundamentally transformed training and accelerated adoption of best practices, improved patient outcomes, and saved providers millions.



Product

Just-in-time support, anytime, anywhere

Elemeno closes the knowledge-practice gap at the frontlines to help improve patient safety. Our proprietary cloud-based platform provides context-driven microlearning.

We transform complicated practices into bite-sized steps (decision guides, checklists, "how to" videos) to help doctors and nurses deliver the right practice at the right time. Social elements include recognition and gamification. With a built-in feedback loop, leadership learns what works, what doesn't, and what their staff really need.

Product: A web application. Deployed without hospital IT resources. Accessible on any device.

Getting Started Is **Simple**



| B2B SaaS | Runs on Any Device | No PHI | No IT Burden |

Unit Solution → Enterprise Solution


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We just brought up a **COVID**-specific site for a **new customer** in **3 hours**. By the end of the first week, nurses had used it **hundreds** of times.

Traction

Making an impact - now

It works. Right now with COVID-19:

"Elemeno has been absolutely critical to our ED response" -- *Dr. Jeanne Noble, ED Director of Disaster Preparedness, UCSF*

"With this new app, our frontline staff has immediate access to recommended practices to safely care for patients who may have COVID-19. It has improved rapid communication and training for our frontline teams" -- *Kelly Mather, CEO, Sonoma Valley Hospital*

How we started:

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In a one-year study at UCSF, the Elemeno prototype was deployed to target central line care. We helped UCSF implement best practices and by doing so cut infections in half, **saving over $1 million** and an estimated three lives.

We continue to validate solution efficacy with peer-reviewed publications from multiple institutions demonstrating improved outcomes.



Peer-Reviewed & Validated

UCSF Medical Center
Central IV infections cut
48%
Savings
$1.1 M

UCSF Benioff Children's Hospital San Francisco
C. diff infections cut
85%
Savings
$11k/case

Alameda County Health Care
Top of License
MA Performance
↑**70%** Cancer Screens
↑**5X** Narcan Rx
↑**10X** Opioid Contracts

UCSF Benioff Oakland
Automate/Scale
Training & Audits
Data Identifies
Gaps
Labor Savings
$30k/audit

UCSF Benioff Children's Hospital San Francisco
2,451
Peer-recognitions
↑**40x**
↑ Pt Satisfaction

Jan/Feb 2018 — Apr 2017 — Oct 2018 — Apr 2019 — May 2018

Developed by doctors and nurses from UCSF, Stanford, and Duke, and by gamers from EA, GSN, and Google, in partnership with Launchpad Digital Health and Y Combinator.

We know healthcare, and we know engagement.

We've signed hospitals, clinics, and post-acute care facilities: 100% satisfied, with all renewing and/or expanding.

Traction



Revenue
2017: $17K
2018: $290K
2019: $650K
ARR
Current SaaS ARR:
$650k
Pipeline
$2.7M
All clients expanding
No Churn

Nationwide Clients



UCSF Benioff Children's San Francisco
Singing River Health System
alameda county care connect
Children's Hospital & Research Center Oakland
HealthPAC Health Program of Alameda County
Hinds Hospice
Sonoma Valley Hospital
Children's Hospital New Orleans
MGH 1811 Massachusetts General Hospital
Saint Barnabas Medical Center RWJBarnabas Health
UCSF
U.S. AIR FORCE

Late-Stage Pipeline





Good Samaritan Hospital A Tradition of Caring
El Camino Hospital The Hospital of Silicon Valley
John Muir Health
Ochsner
Swedish
Nemours. Children's Health System

Our Awards

NJ Tech Council The Future Starts Here
East Bay Innovation Awards
Fierce 15 FierceHealthcare
MedTech Breakthrough
MedX

Customers

"Quick and easy"

We support medical teams when they need it most

Our clients use Elemeno to streamline on-boarding, in-servicing and team updates. This saves hard costs in labor while increasing practice consistency, and ultimately improving patient outcomes.

"A quick and easy way... to provide the safest care to our patients" -- *C. Hansen, Neonatal ICU Nurse*

"We are LOVING Elemeno as the source of truth for all of our ED providers and staff at UCSF in the rapidly changing environment of COVID-19. Transformative for us." -- *M. Raven, Chief, Emergency Dept.*

Two years ago Cardiac Surgery Nurse Practitioner Ashley Ramirez experienced Elemeno as a client. She loved Elemeno so much, she reached out and joined our team.

Client **Benefits**



Drive practice consistency & **safety** at the point of care



Streamline onboarding, in-servicing, **updates**



Improve outcomes



Reduce costs



Connect subject matter experts point-to-point with frontline **staff**



Share best practices across the Elemeno **network**

Republic — where anyone can invest in startups

Business Model

B2B SaaS: Land & Expand

Elemeno offers department-based pricing, allowing clients to pick one or two departments to start, and then prove value prior to expansion. This enables us to provide fair and competitive pricing and to build a package that suits the client's highest priority needs.



With this approach, we are on track to reach **$8.3M in annual revenue by 2022,** when we also expect to be cash flow positive.

Revenue & Growth



$0.55M ARR

Burn:
$120k/mo

Market

$2B+ market opportunity

Ability to impact multiple medical market segments, including Hospitals, Clinics, Skilled Nursing Facilities, Hospice, and Home Health. Our potential market surpasses $2B. Extension to non-clinical (e.g., cleaning staff), expands this even more.

With COVID-19, we are focused on delivering a frontline readiness product that can be deployed in any facility and then build on. Once COVID-19 crisis is over, our beachhead will be the $240M pediatric hospital market.

Market Opportunity (US)



We have clients in every segment:

SNF
15,600x $30K =
$ 468M

Home Health
12,400 x $30K =
$ 372M

Hospice
4,670 x $40K
$ 187M

Clinics
est.
$ 200M

HOSPITALS
6,210 x $200K =
$ 1.2 B

Pediatric Hospitals
1200 x $200K =
$240M

This is our beachhead

Our strategic market channels involve medical device companies, learning management systems, healthcare IT companies and more. By diversifying our markets and channels, we will be able to capture an estimated **$8M+ in the next two years.**

Strategic Market Channels



Medical Device Companies	**Learning Management Systems**	**Healthcare IT / EHR Companies**	**Publishing Firms**	**Consulting Firms**
They sell products, but need to support users & capture feedback	System standards, but clients want custom content for teams, at point of care	Patient-centered "what" + Elemeno's staff-centered "how"	Editorial "why" & "what", but clients want user-generated "how"	They develop solutions, but struggle to spread change

Competition

Built by clinical experts for the frontline

We're all about supporting our frontline nurses and doctors. Access needs to be easy, and content needs to be actionable. Learning Management Systems and Best Practice Libraries were designed to check the box for Institutional Regulatory and Compliance. They are heavy lifts to customize, with control limited to very few. Elemeno is **designed user-first** by frontline doctors and nurses, for **point-of-care support** and **team communication**. Elemeno is fast and agile, with control decentralized to directly empower team leaders to help their staff **get the job done right**.

How We Are Unique

	ELEMENO	Learning Management Systems	Best Practice Publishers
Point of Care / Mobile	✓		✓
Custom / User-Generated Content	✓	✓	
No IT Needed	✓		

Vision

Sharing best practices worldwide

Our global vision is to drive knowledge sharing across institutions, enabling every healthcare professional to provide the best care possible to every patient. Our immediate target is the COVID-19 frontline training and communication gap. Elemeno is the solution to make it happen.



COVID 19:

Accelerated Landings

Rapid deployment in hospitals, nursing homes, & community clinics

Freemium model partnering with national professional organizations

Our Global Vision

Democratize access to best practices worldwide

Eliminate COVID-19 and radically reduce medical errors

Enable every healthcare professional to provide the best care possible to every life they touch

Investors

Y Combinator & Launchpad Digital Health

Elemeno Health has raised over $2.9M from Silicon Valley and healthcare investors, including **Y Combinator, Launchpad Digital Health**, Almond Tree Capital, and Global Health Impact Fund.

As our users (nurses and doctors) and patients have been asking how they can be part Team Elemeno, we have opened up investment on Republic. What better way to show hospitals our value than to be backed by their own staff.

With the current raise, we are planning to grow our sales and marketing teams to meet demand, ramping quickly with COVID-19. Client success will increase at a slower rate, as automation will allow a lighter touch for client support, expanding our margin. Product development will also facilitate faster content creation and sharing between clients, building community and driving the network effect.

Opportunity



$1.5M

New Capital

Use of Funds

Sales & Marketing: $600k

- Grow to $2M+ ARR (Mar 2021)
- Implement Marketing plan
- Key hire: Dir. of Marketing

Client Success: $300k

Product: $400k

- Self-service user-generated content
- Automate sharing across clients
- Patient-facing app for transitions of care

Founders

The Doctor & The Gamer

Arup Roy-Burman MD
CEO, Founder







Dr. Arup Roy-Burman is former Medical Director of the Pediatric ICU at UCSF, where he designed the Elemeno prototype. He has been practicing ICU medicine for 20 years, Stanford to UCSF. Having worked days and nights together with nurses at the bedside, he understands healthcare is a team effort, and that collaboration is the key to delivering great care.

Ed Nanale
Engineering, Founder





Founder Ed Nanale has been making engaging games for 20 years at Electronic Arts, Maxis, and Lucas Arts. He is a veteran game developer who has shipped 20+ games, including SimCity Online, managing over 2 million users. Having experienced the challenges of care delivery from the patient-family perspective, he pivoted his focus to making tech for healthcare workers engaging and practical.

Together, they have applied their experience to reducing medical errors, the 3rd leading cause of death. And today, our team is tackling COVID-19, the greatest healthcare threat of our time.

Team

	Arup Roy-Burman MD	Founder & CEO	20y exp in critical care medicine. Former ICU Med Director at UCSF Children's.
	Steve Mundro	VP, Engineering	
	Ed Nanale	Founder, Engineering	
	Carole Klove RN JD	Chief Nursing Officer	30+ years of experience in healthcare as a nurse, attorney, consultant, and executive, including Chief Compliance & Privacy Officer at UCLA and Stanford. Carole serves on the Alumni Board of Directors at the Duke School of Nursing.
	Eric Uhrhane	Principal Engineer	Software engineer and angel investor. Currently principal engineer at Elemeno Health. Formerly at Makani, Google, Broadcom, Silicon Spice.

Scott Cohen MHA	COO	Extensive leadership experience at Athenahealth and Healtheon/WebMD. Most recently, as VP of Client Development at Athena he helped lead the company from 200 employees to 6,000, and over $1B in revenue.
Laine Fuller	VP, Sales & Business Development	
Ashley Ramirez RN, NP	Clinical Specialist	15 year experience as a neonatal, pediatric, and cardiac ICU nurse, NP, and educator. Ashley has extensive experience in global health, as well, serving with the Peace Corps and Operation Smile.
Nicolas Pappas	Client Success Specialist	
Eirish Sison	Project Manager: Content Production & Product Development	



Elliott
Nguyen

Client
Success
Manager



Trevor
Carpenter

Content
Builder



Jacob
Albers

Client
Success
Specialist



Kirby
LMNO

Barketing
Manager

Perks

FAQ

How quickly can you launch for COVID-19 for my hospital?

We know this is a national emergency. We will move forward with a hospital with a verbal agreement. The fastest we have gone from verbal agreement to deployment is 3 hours. The fastest from initial referral to go-live has been 10 hours. We handle formal contracting afterwards.

What are the most common preventable hospital complications Elemeno has addressed?

Hospital-acquired infections, such as central line infections and C. diff hospital diarrhea. With our current clients, we estimate preventing 240 HAI annually, with an associated saving of 11 lives/yr and cost savings of $5M/yr.

You have shared financial projections through 2022. What do you expect your reduction in hospital complications will be in 2022?

2022 Projections for HAI Reduction:

- 12,000 HAI prevented/yr
- 550 lives saved/yr
- $240M cost savings/yr

What are you projecting for labor savings, now and in 2022?

Labor (nurse training) cost savings rates:

- Current savings rate (estimate): $4M per year
  - Projected labor savings rate (2022): $198M per year

What brings your team together?

We are doctors and nurses: patient care has been our life, and we understand the challenges to delivering safe care better than anyone. We are patients and families: we have experienced firsthand the effects of care variation and patient harm. We are technology leaders: we know knowledge is power, and we are laser-focused on enabling every frontline caregiver to be at their best, every time. We span generation, race, gender, and politics. We empathize with patients and the dedicated frontline staff who care for them every day.

Are any of you still working clinically?

Clinical Specialist Ashley Ramirez takes per diem shifts as an Advanced Practice Nurse in the Delivery Room.

CEO Dr. Arup Roy-Burman takes an occasional weekend night call in the ICU.

These experiences keep us close to the frontline staff Elemeno serves.

EXHIBIT E

Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ELEMENO HEALTH, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[*XX*] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Elemeno Health, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is (i) $12,000,000 for all subscriptions received on or before July 27, 2020 at 9 am PST, and (ii) $18,000,000 for all subscriptions received thereafter.

See Section 2 for certain additional defined terms.

1.   *Events*

(a) **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock;

or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities

Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C/A and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the

Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ELEMENO HEALTH, INC.

By:
Name: Dr. Arup Roy-Berman
Title: CEO
Address: 2190 Ford Street, Oakland, CA 94601
Email: arup@elemenohealth.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between $issuer$, a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

   b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date   Date

EXHIBIT F
Video Transcript

Elemeno was developed by UCSF doctors and nurses, partnering with an EA engineer and Y Combinator.
Our goal is to radically reduce medical errors by supporting frontline staff, at the point of care.
Since our first hospital sale in 2017, annual revenue has grown 36 fold.
We are now in hospitals coast to coast-- and 100% are renewing or expanding.
We've empowered nurses and doctors to prevent hundreds of life-threatening errors and hospital-acquired infections, while saving hospitals millions of dollars.

Now with the pandemic, Elemeno is having its growth moment, rising to prepare our front line heroes to battle coronavirus.

Here's how we present our benefits to healthcare institutions:

We are all worried about coronavirus.
Your frontline teams are the tip of the spear in the fight against this outbreak

Pause and consider the crisis from their perspective. How are they feeling? Uncertainty breeds stress and anxiety.

As leaders, we need to provide them as much certainty and stability as possible. They need to be up to speed with constantly changing practices, to keep themselves secure, and their patients safe.

It's not just about PPE, supplies, and equipment.

Real-time communication and support tools are critical to your staff's safety, well-being and effectiveness.

The hospitals most prepared for coronavirus are those that have processes and
technology in place to support their frontline teams at the point of care. Most effective is a
simple, mobile-friendly system that empowers leadership to streamline pertinent information to
support each workgroup, helping medical staff do the right thing at the right time.

We KNOW you're working hard.
Here at Elemeno Health, we stand ready to help support your frontline teams, to
keep patients safe and your staff secure

The need is clear. Every healthcare facility needs Elemeno to fight COVID. The faster we deploy, the more lives we can save. And clients will retain a key tool to drive patient safety well beyond COVID.

Come join us in this fight!